Exhibit 99.3

Auris Medical News Release

Auris Medical Holding AG Reports Third Quarter 2015 Financial Results and Provides Business Update

Zug, Switzerland, November 12, 2015 – Auris Medical Holding AG (NASDAQ: EARS) today provided an update on the Company’s business and announced financial results for the third quarter ended September 30, 2015.

"Auris Medical continued to make good progress in the third quarter of 2015," commented Thomas Meyer, the Company’s founder, Chairman and CEO. "Preparations for the three clinical trials in our AM-111 hearing loss program advanced well, with the first study expected to begin patient recruitment shortly. Importantly, our hearing loss program is generating considerable interest within the ENT community. At the same time, we reinforced our leadership in tinnitus research by taking our project AM-102 into the next stage of drug discovery. After several years of collaborative efforts together with our partners, we are very excited about AM-102’s potential of becoming a powerful second generation tinnitus treatment.”

Third Quarter and Recent Business Highlights

•	Progressed with enrolment into pivotal AM-101 trials. The Phase 3 clinical program with AM-101 in acute inner ear tinnitus continued to progress. The Company expects to have first top-line Phase 3 clinical data for AM-101 in the second quarter of 2016.

•	Launched HEALOS Phase 3 trial. In HEALOS, the first of two pivotal trials with AM-111 in the treatment of idiopathic sudden sensorineural hearing loss (ISSNHL; a.k.a. “sudden deafness”), the first study sites in Europe and Asia were opened, and enrolment is expected to begin shortly. HEALOS will enroll 255 patients suffering from acute severe to profound hearing loss within 72 hours from ISSNHL onset. They will be randomized to receive a single intratympanic dose of either AM-111 at 0.4 mg/mL or 0.8 mg/mL or placebo, and will be followed for three months. The primary efficacy endpoint is the improvement of pure tone hearing threshold from baseline to day 28 at the average of the three most affected contiguous test frequencies.

•	Advanced preparations for ASSENT and REACH trials. Preparations for the two other planned AM-111 trials progressed further. For ASSENT, the second pivotal trial with AM-111 in ISSNHL, the design of the study protocol was completed, subject to final consultation with the FDA. The trial will be conducted primarily in North America, and is expected to begin enrolling patients in the first half of 2016. For REACH, a Phase 2 proof of concept study to assess AM-111’s otoprotective effects in cochlear implant surgery induced hearing loss, the study protocol was finalized based on additional FDA feedback. Contingent on securing grant funding, the trial could be initiated in the third quarter of 2016.

•	Provided medical education on acute hearing loss. In September 2015, Auris Medical organized a corporate symposium, “Rational Pharmacotherapy for Acute Hearing Loss – Recent Advances and Perspectives”, at the Annual Meeting of the American Academy of Otolaryngology – Head and Neck Surgery (AAO-HNS) in Dallas, TX. The symposium featured presentations from leading experts on hearing preservation following acute cochlear stress injury, inner ear drug delivery and the state of clinical research in acute hearing loss. The event highlighted the significant unmet medical need in the treatment of acute hearing loss, and laid out key considerations for the design of clinical trials. A Webcast of the event is available on Auris Medical’s website in the “Events” section.

•	Expanded research collaboration with King’s College London. Auris Medical initiated a drug discovery collaboration with the Institute of Pharmaceutical Science of King’s College London, which expands on earlier work by the Wolfson Centre for Age-Related Diseases at King’s. Under the collaboration, King’s will develop and optimize a range of specific small molecules for Auris Medical’s AM-102 project. The AM-102 compounds bind to a novel, undisclosed drug target that is different from AM-101’s target, and has been previously validated in collaboration with another research institution. From the AM-102 research project, Auris Medical aims to select a lead compound for further preclinical and subsequent clinical development as a second generation tinnitus treatment.

Financial Results

As of September 30, 2015, the Company had CHF 55.4 million in cash and cash equivalents. Operating expenses for the three months ended September 30, 2015 were CHF 7.2 million, with CHF 5.9 million attributable to research and development. This compares to operating expenses of CHF 5.7 million and research and development expenses of CHF 4.7 million for the same period in 2014. The Company reported a net loss for the quarter ended September 30, 2015 of CHF 5.2 million, or CHF 0.15 per share. This compares to a net loss of CHF 3.4 million, or CHF 0.14 per share, for the same period in 2014.

For the nine month period ended September 30, 2015, operating expenses were CHF 24.1 million, with CHF 20.9 million attributable to research and development. This compares to operating expenses of CHF 16.6 million and research and development expenses of CHF 13.0 million for the same period in 2014. The Company reported a net loss for the nine months ended September 30, 2015 of CHF 24.2 million, or CHF 0.76 per share. This compares to a net loss of CHF 14.2 million, or CHF 0.69 per share, for the same period in 2014.

The increases in operating expenses, and resulting increases in net loss, for the three- and nine-month periods ended September 30, 2015 over the comparable periods in 2014 reflect primarily the progression of the AM-101 Phase 3 clinical development program and preparations for the late stage AM-111 clinical program.

The Company expects its operating expenses for the 2015 financial year to be in line with previous guidance of CHF 30.0 to 35.0 million.

Conference Call / Webcast Information

Auris Medical will host a live conference call and webcast to discuss the Company's financial results and provide a general business update. The call is scheduled for November 12, 2015 at 8:00 a.m. Eastern Time (2:00 p.m. Central European Time). To participate in this conference call, dial 1 855 217 7942 (USA) or +1 646 254 3369 (International), and enter passcode 4621688. A live, listen-only audio webcast of the conference call can be accessed on the Investor Relations section of the Auris Medical website at: www.aurismedical.com. A replay will be available approximately two hours following the live call also on the Company’s website.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS".

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F, the prospectus dated May 14, 2015 relating to its Registration Statement on Form F-1 and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company: Dr. Thomas Meyer, Chairman and CEO, +41 41 729 71 94, ear@aurismedical.com

Investors: Matthew P. Duffy, Managing Director, LifeSci Advisors, 212-915-0685, matthew@lifesciadvisors.com

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (unaudited)

(in CHF thousands, except share and currency data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Research and development expenses	(5,884)	(4,686)	(20,865)	(13,036)
General and administrative expenses	(1,327)	(998)	(3,237)	(3,552)
Operating loss	(7,211)	(5,684)	(24,102)	(16,588)
Finance income/(expense), net	2,000	2,323	(120)	2,376
Loss before tax	(5,211)	(3,361)	(24,221)	(14,212)
Net loss attributable to owners of the Company	(5,211)	(3,361)	(24,221)	(14,212)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(4)	112	(233)	(312)
Items that are or may reclassified to profit or loss:
Foreign currency translation differences	(41)	(74)	16	(71)
Other comprehensive income	(44)	37	(217)	(384)
Total comprehensive loss attributable to owners of the Company	(5,255)	(3,323)	(24,438)	(14,596)
Loss per share, basic and diluted	(0.15)	(0.14)	(0.76)	(0.69)
Weighted average common shares outstanding, basic and diluted	34,290,141	24,589,852	31,828,984	20,488,392
Currency rate CHF / USD	0.9525	0.9134	0.9507	0.8960

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(in CHF thousands)

	September 30, 2015	December 31, 2014
Assets
Non-current assets
Property and equipment	247	235
Intangible assets	1,483	1,483
Deferred tax asset	-	33
Total non-current assets	1,730	1,751
Current assets
Current financial assets and other receivables	576	543
Prepayments	294	265
Cash and cash equivalents	55,401	56,934
Total current assets	56,271	57,742
Total assets	58,001	59,493
Equity and Liabilities
Equity
Share capital	13,718	11,604
Share premium	112,645	93,861
Foreign currency translation reserve	(35)	(51)
Accumulated deficit	(76,379)	(52,131)
Total shareholders’ equity attributable to owners of the Company	49,949	53,283
Non-current liabilities
Employee benefits	1,759	1,411
Deferred tax liabilities	328	360
Total non-current liabilities	2,086	1,771
Current liabilities
Trade and other payables	2,822	3,234
Accrued expenses	3,143	1,205
Total current liabilities	5,965	4,439
Total liabilities	8,052	6,210
Total equity and liabilities	58,001	59,493
Currency rate CHF / USD	0.9739	0.8841

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (unaudited)

(convenience presentation in USD thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Research and development expenses	(6,042)	(4,812)	(21,424)	(13,386)
General and administrative expenses	(1,362)	(1,024)	(3,324)	(3,647)
Operating loss	(7,404)	(5,837)	(24,748)	(17,033)
Finance income/(expense), net	2,054	2,386	(123)	2,440
Loss before tax	(5,351)	(3,451)	(24,871)	(14,593)
Net loss attributable to owners of the Company	(5,351)	(3,451)	(24,871)	(14,593)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(4)	115	(239)	(321)
Items that are or may reclassified to profit or loss:
Foreign currency translation differences	(42)	(76)	17	(73)
Other comprehensive income	(46)	38	(222)	(394)
Total comprehensive loss attributable to owners of the Company	(5,396)	(3,412)	(25,093)	(14,987)
Loss per share, basic and diluted	(0.16)	(0.14)	(0.78)	(0.71)
Weighted average common shares outstanding, basic and diluted	34,290,141	24,589,852	31,828,984	20,488,392

Solely for the convenience of the reader, unless otherwise indicated, all Swiss Franc amounts stated in the Condensed Consolidated Statement of Profit and Loss for the 3 and 9 months ended September 30, 2015 and September 30, 2014, have been translated into U.S. dollars at the rate on September 30, 2015 of USD 1.0268 / CHF 1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(convenience presentation in USD thousands)

	September 30, 2015	December 31, 2014
Assets
Non-current assets
Property and equipment	254	242
Intangible assets	1,522	1,522
Deferred tax asset	-	34
Total non-current assets	1,776	1,798
Current assets	-
Current financial assets and other receivables	591	557
Prepayments	302	272
Cash and cash equivalents	56,885	58,460
Total current assets	57,779	59,289
Total assets	59,555	61,087
Equity and Liabilities	-
Equity	-
Share capital	14,085	11,915
Share premium	115,664	96,377
Foreign currency translation reserve	(36)	(52)
Accumulated deficit	(78,425)	(53,529)
Total shareholders’ equity attributable to owners of the Company	51,288	54,711
Non-current liabilities	-
Employee benefits	1,806	1,448
Deferred tax liabilities	336	370
Total non-current liabilities	2,142	1,818
Current liabilities	-
Trade and other payables	2,898	3,321
Accrued expenses	3,227	1,237
Total current liabilities	6,125	4,558
Total liabilities	8,267	6,376
Total equity and liabilities	59,555	61,087

Solely for the convenience of the reader, unless otherwise indicated, all Swiss Franc amounts stated in the Condensed Consolidated Statement of Financial Position as at September 30, 2015 and December 31, 2014, have been translated into U.S. dollars at the rate on September 30, 2015 of USD 1.0268 / CHF 1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.